EXHIBIT  1      PRESS RELEASE DATED NOVEMBER 14, 1996

LH
AMERICAN BANKNOTE CORPORATION
200 Park Avenue
New York, NY 10166
(212) 557-9100





Contacts:   Jean Marie Young
            Director - Investor Relations
            American Banknote Corporation
            (212) 557-9100                FOR IMMEDIATE RELEASE

           AMERICAN BANKNOTE ACQUIRES REMAINING SHARES
                 OF LEIGH-MARDON SECURITY GROUP

NEW YORK, November 14, 1996 - American Banknote Corporation (NYSE:ABN) announced today that it increased ownership in its Leigh-Mardon subsidiary to 100% by acquiring the balance of equity from Amcor Limited. The price was A$6 million plus the settlement of certain post-closing adjustments owed by Amcor. American Banknote held certain rights to purchase this equity under terms of the original agreement by which it acquired 55% of Leigh-Mardon in June 1996. Simultaneously, Leigh-Mardon reduced its A$67 million senior debt by prepaying A$1.25 million.

Morris Weissman, American Banknote's Chairman and Chief Executive Officer, stated: "During the five months since our acquisition of Leigh-Mardon, our confidence in its ability to add value has been proven by its recent successes. We are pleased to have completed the transaction on such favorable terms and believe that owning 100% of Leigh-Mardon will give us more flexibility with our future plans for growth through joint ventures, strategic investments, and acquisitions."

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Weissman added, "We are also delighted that our Brazilian
subsidiary has reached an agreement to purchase the security print division of Companhia Melhoramentos de Sao Paulo, one of Brazil's four largest check printers, as previously reported. The success of our international expansion in both Latin America and Australasia continues with these strategic moves."

Leigh-Mardon's products and services include: personalized plastic cards, smartcards, electronic printing applications, licenses and identity cards, electronic point of sale terminals with specialized software, barcode labels, personal bank cheques, and many other secure documents. The Company is the world's first third party smartcard activator following accreditation to initialize Visa Cash Cards.

American Banknote, through its subsidiaries in Brazil, Australia, New Zealand and the United States, supplies anti-fraud and anti-counterfeit security products and services associated with these products for use worldwide including: bank cards (credit, debit, and ATM), stored-value telephone cards, document management, foreign currency, travelers cheques, treasury cheques, food coupons, passports, birth certificates, driver's licenses and gift certificates. The Company, via its Holographics subsidiary, is the world leader in security for financial transaction cards including those for VISA, MasterCard, Discover and Europay. For more than 200 years, American Banknote has been adapting and improving its technology to obstruct fraud and counterfeiting and continues to do so in the rapidly changing field of electronic commerce.

This release contains forward-looking statements relating to future financial results. Actual results may differ materially as a result of factors over which the Company has no control. These risk factors and additional information are included in the Company's annual report on Form 10-K and quarterly reports on Form 10-Q on file with the Securities and Exchange Commission.

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